HomeProject.com Inc.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

January 7th, 2002

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., (Room 3094 (3-6)
Washington, D.C
U.S.A. - 20549

Exemption No. 82-4782

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited (CDS) with respect to the changing of the Record and Mail dates in connection with the Annual and Special Meeting of Shareholders of the Corporation being held on February 28th, 2002, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

HomeProject.com Inc.

Per: Shaun A. Drake

SAD/slg

Encl.

CDS INC. Notice of Record & Meeting Dates

New ☐ Change ☒ XXX

Issuer Name (maximum 30 characters)

English: HomeProject.com Inc.

French:

Address	56 Temperance Street, 4th Floor Toronto, ON M5H 3V5	Telephone	416-361-0737
		Contact Name	Shaun A. Drake
Transfer Agent	FINS T887 / Name Equity Transfer Services Inc.	Telephone	416-361-0930 Ext: 243
Address	Suite 420, 120 Adelaide Street West Toronto, ON M5H 4C3	Contact Name	Lori Winchester

Proxy Type	Meeting Type	Material Distribution Type	Dates (yyyy mm dd)
☒ Management	☒ Annual ☒ Special	☐ Form C holders only	Record Date 2002 01 24
☐ Dissenting	☐ General ☐ Extraordinary	☒ All holders	Meeting Date 2002 02 28
			Material Mail Date 2002 01 28

Payment for Publication ☒ Payment enclosed ☐ To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 8 9 2 9 7 1 6 3 1 R T

CDS INC.'s QST Registration Number: 1 0 1 8 7 6 7 2 2 4

[1] # of publications at $91.50 per publication	$ 91.50
Plus 7% GST	$ 6.41
or 15% HST *(Nfld, NS, NB residents only)*	$ n/a
Subtotal	$ 97.91
Plus 7.5% QST *(Quebec residents only)*	$ n/a
Total payment enclosed	$ 97.91

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
4 3 7 4 0 0 - 1 0 - 4	Y	Common
- -		
- -		
- -		
- -		

Early Search (Determination of Intermediaries)

Send Early Search report to ☒ Transfer Agent ☐ Issuer ☐ Other *(Statutory Declaration required)*

Send via ☐ Mail ☐ Courier *(Collect)* ☒ SSS Envelope System ☐ Fax #

Shareholder Communications Intermediary Register (Nominee Register)

☐ Send a copy

Proxy Related Material Will be distributed by

☒ Transfer Agent ☐ Issuer

☐ Other

Holders of Record

Send Holders of Record and Omnibus Proxy to ☒ Transfer Agent ☐ Issuer ☐ Other *(Statutory Declaration required)*

Send via ☐ Mail ☐ Courier *(Collect)* ☒ SSS Envelope System

This Notice and Request for services is authorized by :

☐ Transfer Agent ☒ Issuer ☐ Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

Title	Signature	Date
Shaun A. Drake	[signature]	January 7, 2002

DOC166 (11/2001) front